UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 - 28 February 2022

Information Public Announcements/Press	Required by/when The Stock Exchange, London

Announcement Transaction in Own Shares (01 February 2022)	Announcement Total Voting Rights (01 February 2022)
Announcement Transaction in Own Shares (02 February 2022)	Announcement Transaction in Own Shares (03 February 2022)
Announcement Transaction in Own Shares (04 February 2022)	Announcement Transaction in Own Shares (07 February 2022)
Announcement Transaction in Own Shares (08 February 2022)	Announcement Transaction in Own Shares (09 February 2022)
Announcement Transaction in Own Shares (10 February 2022)	Announcement Director/PDMR Shareholding (10 February 2022)
Announcement Director/PDMR Shareholding (10 February 2022)	Announcement Transaction in Own Shares (11 February 2022)
Announcement Transaction in Own Shares (14 February 2022)	Announcement Next phase of Diageo's capital return programme (21 February 2022)
Announcement Transaction in Own Shares (21 February 2022)	Announcement Transaction in Own Shares (22 February 2022)
Announcement Transaction in Own Shares (23 February 2022)	Announcement Transaction in Own Shares (24 February 2022)
Announcement Director/PDMR Shareholding (25 February 2022)	Announcement Transaction in Own Shares (25 February 2022)
Announcement Transaction in Own Shares (28 February 2022)

Diageo PLC – Transaction in Own Shares
Dated 01 February 2022

Diageo plc
Transaction in Own Shares
01 February 2022

Diageo plc ('Diageo') announces that on 31 January 2022 it has purchased 260,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Goldman Sachs International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 31 January 2022, as announced on 26 November 2021:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
31 January 2022	260,000	3,752.50	3,714.00	3,737.06	XLON
31 January 2022	-	-	-	-	CHIX
31 January 2022	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/2290A_1-2022-1-31.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Total Voting Rights
Dated 01 February 2022

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Total Voting Rights and Capital

In conformity with Paragraph 5.6.1R of the Disclosure Guidelines and Transparency Rules and Article 15 of the Transparency Directive, Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital as at 31 January 2022 consisted of 2,538,685,350 Ordinary Shares of 28 101/108 pence each ("Ordinary Shares"), with voting rights. 217,381,063 Ordinary Shares were held in Treasury, in respect of which, voting rights were not exercised.

Therefore, the total number of voting rights in the Company was 2,321,304,287 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidelines and Transparency Rules.

James Edmunds
Deputy Company Secretary

1 February 2022

Diageo PLC – Transaction in Own Shares
Dated 02 February 2022

Diageo plc
Transaction in Own Shares
02 February 2022

Diageo plc ('Diageo') announces that on 01 February 2022 it has purchased 250,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Goldman Sachs International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 01 February 2022, as announced on 26 November 2021:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
01 February 2022	250,000	3,822.50	3,752.50	3,788.08	XLON
01 February 2022	-	-	-	-	CHIX
01 February 2022	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/3852A_1-2022-2-1.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 03 February 2022

Diageo plc
Transaction in Own Shares
03 February 2022

Diageo plc ('Diageo') announces that on 02 February 2022 it has purchased 260,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Goldman Sachs International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 02 February 2022, as announced on 26 November 2021:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
02 February 2022	260,000	3,849.00	3,789.50	3,822.11	XLON
02 February 2022	-	-	-	-	CHIX
02 February 2022	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/5330A_1-2022-2-2.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 04 February 2022

Diageo plc
Transaction in Own Shares
04 February 2022

Diageo plc ('Diageo') announces that on 03 February 2022 it has purchased 250,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Goldman Sachs International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 03 February 2022, as announced on 26 November 2021:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
03 February 2022	250,000	3,811.50	3,744.50	3,781.78	XLON
03 February 2022	-	-	-	-	CHIX
03 February 2022	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/6719A_1-2022-2-3.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 07 February 2022

Diageo plc
Transaction in Own Shares
07 February 2022

Diageo plc ('Diageo') announces that on 04 February 2022 it has purchased 193,697 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Goldman Sachs International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 04 February 2022, as announced on 26 November 2021:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
04 February 2022	193,697	3,764.50	3,725.00	3,747.65	XLON
04 February 2022	-	-	-	-	CHIX
04 February 2022	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/8061A_1-2022-2-4.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 08 February 2022

Diageo plc
Transaction in Own Shares
08 February 2022

Diageo plc ('Diageo') announces that on 07 February 2022 it has purchased 766,430 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Goldman Sachs International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 07 February 2022, as announced on 26 November 2021:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
07 February 2022	766,430	3,809.00	3,745.00	3,780.06	XLON
07 February 2022	-	-	-	-	CHIX
07 February 2022	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.http://www.rns-pdf.londonstockexchange.com/rns/9471A_1-2022-2-7.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 09 February 2022

Diageo plc
Transaction in Own Shares
09 February 2022

Diageo plc ('Diageo') announces that on 08 February 2022 it has purchased 706,132 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Goldman Sachs International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 08 February 2022, as announced on 26 November 2021:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
08 February 2022	706,132	3,777.00	3,722.00	3,743.03	XLON
08 February 2022	-	-	-	-	CHIX
08 February 2022	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/0842B_1-2022-2-8.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 10 February 2022

Diageo plc
Transaction in Own Shares
10 February 2022

Diageo plc ('Diageo') announces that on 09 February 2022 it has purchased 705,940 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Goldman Sachs International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 09 February 2022, as announced on 26 November 2021:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
09 February 2022	705,940	3,809.50	3,775.00	3,792.36	XLON
09 February 2022	-	-	-	-	CHIX
09 February 2022	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/2208B_1-2022-2-9.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Director/PDMR Shareholding
Dated 10 February 2022

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Javier Ferrán
2.	Reason for the notification
a)	Position / status	Chairman
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Share purchase under arrangement with the Company
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£37.76	219
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2022-02-10
f)	Place of transaction	London Stock Exchange (XLON)

Diageo PLC – Director/PDMR Shareholding
Dated 10 February 2022

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 10 February 2022, the following transactions took place in relation to the Diageo 2001 Share Incentive Plan:

1.    purchase of partnership shares using deductions from salary; and
2.    award of one matching share for every two partnership shares purchased.

The notifications below, which have been made in accordance with the requirement of the EU Market Abuse Regulation, provide further details.

James Edmunds
Deputy Company Secretary

10 February 2022

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ewan Andrew
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£37.77	4
		2.	Nil	2
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2022-02-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Cristina Diezhandino
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1	£37.77	4
		2	Nil	2
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2022-02-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Daniel Mobley
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£37.77	4
		2.	Nil	2
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2022-02-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Louise Prashad
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£37.77	2
		2.	Nil	1
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2022-02-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Tom Shropshire
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£37.77	4
		2.	Nil	2
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2022-02-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

Diageo PLC – Transaction in Own Shares
Dated 11 February 2022

Diageo plc
Transaction in Own Shares
11 February 2022

Diageo plc ('Diageo') announces that on 10 February 2022 it has purchased 120,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Goldman Sachs International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 10 February 2022, as announced on 26 November 2021:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
10 February 2022	120,000	3,785.50	3,738.00	3,759.30	XLON
10 February 2022	-	-	-	-	CHIX
10 February 2022	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/3628B_1-2022-2-10.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 14 February 2022

Diageo plc
Transaction in Own Shares
14 February 2022

Diageo plc ('Diageo') announces that on 11 February 2022 it has purchased 134,233 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Goldman Sachs International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 February 2022, as announced on 26 November 2021:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
11 February 2022	134,233	3,729.50	3,700.50	3,715.42	XLON
11 February 2022	-	-	-	-	CHIX
11 February 2022	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/5054B_1-2022-2-12.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Next phase of Diageo's capital return programme
Dated 21 February 2022

21 February 2022

Diageo announces next phase of return of capital programme

Diageo plc (Diageo) today announces that it is commencing the third phase of its previously announced return of capital (ROC) programme of up to £4.5 billion to shareholders to be completed during fiscal 23.

Under the first two phases of the ROC programme, which were completed on 31 January 2020 and 11 February 2022 respectively, Diageo repurchased shares with an aggregate value of £2.25 billion.

Diageo is announcing today that it has entered into a non-discretionary agreement with UBS AG London Branch (UBS) to enable the company to buy back shares with an aggregate value of up to £1.7 billion, of which the repurchase of shares with an aggregate value of up to £1.4 billion will be completed by 30 June 2022. In each case the aggregate value of shares repurchased will be net of any fees payable to or by UBS under the terms of the agreement. This agreement will commence on 21 February 2022 and will end no later than 5 October 2022. The purpose of the repurchases is to reduce the share capital of Diageo and all shares repurchased under this agreement will be cancelled.

Further execution phases of the ROC programme, utilising the most appropriate mechanic of either share buybacks or special dividends depending on market conditions, will be subject to future announcements.

Further details of the return of capital programme

UBS will make its trading decisions in relation to Diageo's securities independently of and uninfluenced by Diageo. Any repurchase of shares by Diageo contemplated by this announcement will be carried out on the London Stock Exchange and/or other recognised investment exchange(s).

The share buybacks will be effected within certain pre-set parameters and in accordance with Diageo's general authority to repurchase shares and will be conducted within the parameters prescribed by the Market Abuse Regulation 596/2014, the Commission Delegated Regulation (EU) 2016/1052 (both as incorporated into UK domestic law by the European Union (Withdrawal) Act 2018) and, in the case of Diageo, Chapter 12 of the Listing Rules.

This phase of the ROC programme, under which up to £1.7 billion of shares will be repurchased, will occur within the limitations of Diageo's existing general authority to repurchase up to 233,611,282 shares granted at its 2021 Annual General Meeting. After taking account of the number of shares bought back under the second phase of the ROC programme, the maximum number of shares that can be bought back under this authority under the third phase of the ROC programme is 217,037,150.

For further information please contact:

Investor relations:
Durga Doraisamy                                                               +44 (0) 7902 126 906
Lucinda Baker                                                                    +44 (0) 7974 375 550
Belinda Brown                                                                   +44 (0) 7590 810 246
                                                                                            investor.relations@diageo.com

Media relations:
Jessica Rouleau                                                                  +44 (0) 7925 642 561
                                                                                             press@diageo.com

About Diageo
Diageo is a global leader in beverage alcohol with an outstanding collection of brands including Johnnie Walker, Crown Royal, J&B, Buchanan's and Windsor whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere.

Diageo plc LEI: 213800ZVIELEA55JMJ32

Diageo PLC – Transaction in Own Shares
Dated 21 February 2022

Diageo plc
Transaction in Own Shares
21 February 2022

Diageo plc ('Diageo') announces that on 21 February 2022 it has purchased 110,966 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 21 February 2022, as announced on 21 February 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
21 February 2022	65,000	3,684.00	3,642.50	3,660.99	LSE
21 February 2022	15,000	3,681.00	3,641.50	3,659.73	CHIX
21 February 2022	30,966	3,682.00	3,639.00	3,659.72	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/3419C_1-2022-2-21.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 22 February 2022

Diageo plc
Transaction in Own Shares
22 February 2022

Diageo plc ('Diageo') announces that on 22 February 2022 it has purchased 155,309 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 21 February 2022, as announced on 21 February 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
22 February 2022	90,189	3,665.00	3,600.50	3,640.10	LSE
22 February 2022	21,557	3,664.50	3,600.00	3,640.03	CHIX
22 February 2022	43,563	3,664.50	3,602.50	3,640.19	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/4836C_1-2022-2-22.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 23 February 2022

Diageo plc
Transaction in Own Shares
23 February 2022

Diageo plc ('Diageo') announces that on 23 February 2022 it has purchased 92,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 21 February 2022, as announced on 21 February 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
23 February 2022	54,000	3,726.00	3,670.50	3,702.94	LSE
23 February 2022	12,000	3,725.50	3,669.00	3,702.77	CHIX
23 February 2022	26,000	3,726.00	3,668.50	3,702.79	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/6233C_1-2022-2-23.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 24 February 2022

Diageo plc
Transaction in Own Shares
24 February 2022

Diageo plc ('Diageo') announces that on 24 February 2022 it has purchased 922,942 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 21 February 2022, as announced on 21 February 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
24 February 2022	653,871	3,586.50	3,510.00	3,551.41	LSE
24 February 2022	132,821	3,583.00	3,510.00	3,552.29	CHIX
24 February 2022	136,250	3,585.50	3,510.00	3,553.33	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/6233C_1-2022-2-23.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Director/PDMR Shareholding
Dated 25 February 2022

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 25 February 2022, Melissa Bethell purchased 2,668 ordinary shares in the Company.

The notification below, which has been made in accordance with the requirement of the EU Market Abuse Regulation, provides further details.

James Edmunds
Deputy Company Secretary

25 February 2022

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Melissa Bethell
2.	Reason for the notification
a)	Position / status	Non-Executive Director
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Purchase of 2,668 Ordinary Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£37.20	2,668
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2022-02-25
f)	Place of transaction	London Stock Exchange (XLON)

Diageo PLC – Transaction in Own Shares
Dated 25 February 2022

Diageo plc
Transaction in Own Shares
25 February 2022

Diageo plc ('Diageo') announces that on 25 February 2022 it has purchased 656,458 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 21 February 2022, as announced on 21 February 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
25 February 2022	424,426	3,724.00	3,574.50	3,661.13	LSE
25 February 2022	125,333	3,724.50	3,574.50	3,670.79	CHIX
25 February 2022	106,699	3,723.00	3,580.50	3,676.31	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/9298C_1-2022-2-25.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 28 February 2022

Diageo plc
Transaction in Own Shares
28 February 2022

Diageo plc ('Diageo') announces that on 28 February 2022 it has purchased 541,603 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 21 February 2022, as announced on 21 February 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
28 February 2022	395,616	3,737.00	3,678.50	3,706.36	LSE
28 February 2022	70,000	3,736.50	3,674.50	3,705.18	CHIX
28 February 2022	75,987	3,736.50	3,676.00	3,704.50	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/1010D_1-2022-2-28.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 01 March 2022

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary